Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

2nd Floor East, 9735 42nd Avenue,

Edmonton, Alberta, T6E 5P8

2.

Date of Material Change

July 31, 2006

3.

News Release

August 3, 2006 via CCNMatthews.

4.

Summary of Material Change

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) announced that it has completed the closing of a non-brokered private placement, raising gross proceeds of $866,905, subject to TSX Venture Exchange final approval.

5.

Full Description of Material Change

The Corporation announced that it has completed the closing of a non-brokered private placement, raising gross proceeds of $866,905, subject to TSX Venture Exchange final approval.  The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital.  The private placement consisted of the issuance of 2,476,868 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire July 31, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Corporation paid Finder’s Fees of $58,410.50 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $70,000.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-438-1239

9.

Date of Report

August 3, 2006